UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 28, 2015**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 28, 2015, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2014. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

99   Conference call script of conversation with analysts on January 28, 2015, concerning news release of the same date which reported earnings for the second fiscal quarter and six months ended December 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: January 28, 2015

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on January 28, 2015, concerning news release of the same date which reported earnings for the second fiscal quarter and six months ended December 31, 2014.

Exhibit 99



MEREDITH CORPORATION
FISCAL 2015 SECOND QUARTER
INVESTOR CONFERENCE CALL

Mike Lovell

Good morning and thanks everyone for joining us. Our call this morning will begin with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are National Media Group President Tom Harty and Local Media Group President Paul Karpowicz.

An archive of today's discussion will be available later today on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier this morning, and in some of our SEC filings. With that, Steve will begin the presentation.

Steve Lacy

Thank you very much, Mike. Good morning everyone. I hope you have seen our news release issued earlier today that details our results. I am pleased to report a strong second quarter and first half of our fiscal 2015. Excluding special charges:

- **We increased earnings per share by 45 percent in the quarter** when compared to the prior-year period. Total revenues grew by 13 percent, and total advertising revenues were up 25 percent.

- **Results were led by our Local Media Group, which delivered all-time record performance across the board in revenue, operating profit and EBITDA**. This included political-related advertising revenues of $29 million in the quarter, and $42 million overall for the election cycle, both were records.

- **Our National Media Group delivered an operating profit increase of 7 percent, and operating margins strengthened.** Results were driven by higher advertising revenues, stronger performance from Meredith Xcelerated Marketing, and a 4 percent decrease in operating expenses.

- **Total Company digital advertising revenues grew by 45 percent to a fiscal second quarter record, driven by both recent acquisitions and organic growth.** National Media Group digital advertising revenues increased nearly 45 percent, while Local Media Group digital advertising revenues increased more than 50 percent.

- **Consumer engagement strengthened across our media platforms during the quarter.** Our television stations delivered strong November ratings books, our National Media Group grew its total audience, and traffic increased across our digital and our mobile sites.

- **Finally, our diverse and multi-platform business model continued to generate strong and sustainable cash flow.** We generated $74 million of operating cash flow during the first half of fiscal 2015. That's more than a 20 percent increase over the prior-year amount. We remain committed to our Total Shareholder Return strategy, key elements of which include:

1. A current annual dividend of $1.73 per share;
2. A $100 million share repurchase program; and
3. Ongoing strategic investments to scale our business and increase shareholder value over time.

As many of you who follow us closely know, we've executed a number of strategic investments over the last year. As I reflect back on Calendar 2014, I'd like to highlight the steps we're taking to strengthen our competitive position and deliver higher revenue, operating profit and cash flow over time.

First, in Calendar 2014 we added meaningful scale to our Local Media business, acquiring four strong stations. In total, we expect these acquisitions to add more than 30 percent to the revenues of our local media business. But more than scale alone, these additions to our portfolio are also very strategic:

- In Phoenix, we added KTVK - one of the most successful independent stations in the country. We already own the CBS affiliate there, so KTVK gives us a duopoly in the nation's 11th-largest market.

- In St. Louis, we added KMOV - a strong CBS affiliate with great viewership and sales momentum. Between KMOV in St. Louis and KCTV, the CBS affiliate we own in Kansas City, we are well represented in Missouri along with neighboring Illinois and Kansas. These are states that consistently deliver strong political advertising dollars.

- In Mobile-Pensacola, we added WALA, the market-leading Fox affiliate. This is a strong market in a Sunbelt state that gives us access to Florida political advertising dollars.

- And finally, we created another duopoly in Springfield, Massachusetts with the purchase of WGGB. This ABC affiliate has a strong news presence and also airs Fox on a digital tier.

- Together, our stations reach nearly 11 percent of U.S. households. We now have five highly profitable duopolies, seven stations in Top 25 markets, and 13 of our 17 are in Top 50 television markets.

Second, during calendar 2014, we added scale and capabilities and launched new products in our National Media Group through a series of acquisitions and long-term relationships:

- We announced a long-term agreement with Martha Stewart Living to operate its magazine, digital, mobile and social media businesses. These are great brands with loyal audiences. Adding these attractive properties to the Meredith portfolio gives us increased reach, and has already resulted in several new or expanded advertising commitments.

- The agreement with Martha Stewart also includes Martha Stewart Weddings magazine and website. Combined with our recent acquisition of Mywedding.com, it provides a strong entry to the wedding media marketplace. Mywedding is a leading site for couples planning their weddings, and the advertisers, retailers and service providers who want to reach them.

- We increased the rate base of *Allrecipes* magazine by 120 percent to 1.1 million copies starting with the February/March issue, up from 500,000 at launch just a year ago. We also agreed to create a line of cookware, bakeware and kitchen accessories under the Allrecipes brand, marking Allrecipes first retail licensing program. We continue to be pleased with the enthusiastic response to the brand across digital and in print, and we are, of course, excited to add Allrecipes to our growing brand licensing business.

- And earlier today, we announced the acquisition of the *Shape* print and digital brand from American Media Inc. We will begin producing *Shape* magazine with the May 2015 issue, with current readers of *Shape* and Meredith's *Fitness* magazine receiving the new and enhanced *Shape* magazine. The new *Shape* will have a rate base of 2.5 million, an increase of 60 percent from its current level of 1.6

million. The *Shape* and *Fitness* websites will continue to operate as separate digital destinations, with a combined reach of almost 7 million unduplicated monthly unique visitors.

The acquisition of *Shape* establishes Meredith as the leader in the women's active lifestyle media category. It increases our reach among millennial women and creates an unmatched opportunity for advertisers to connect with this highly valued audience across multiple media channels.

As we've done with the recent acquisitions of *Every Day with Rachael Ray, Family Fun* and *Eating Well*, we are using our industry-best circulation, productions and support functions to drive cost efficiencies and create synergies. This process is well underway with the Martha Stewart brands, and we will do the same with *Shape*. Without a doubt, these unique strengths clearly position Meredith as the partner of choice as we pursue further media industry consolidation.

And third, during calendar 2014, we significantly enhanced our digital presence and digital capabilities.

- Our digital traffic is now averaging over 70 million monthly unique visitors, ranking Meredith among the Top 30 digital operators in the country. Our goal is to reach 100 million monthly unique visitors, and, of course, aggressively monetize this scale digital audience.

- To reach that 100 million goal, we are placing a great deal of emphasis on the mobile marketplace, creating new apps, and relaunching existing products.

- We're also expanding our audience targeting and programmatic advertising initiatives.

- And finally on the digital side, during the quarter we acquired Selectable Media, a digital advertising platform and network whose products include native and engagement-based advertising. It allows us to increase our digital inventory and drive higher advertising CPMs in our digital business. Selectable's technology is well-suited for the growing mobile marketplace as well.

- When you combine our (1) **premium branded content;** (2) **highly engaged audience;** and (3) **rich first-party data** drawn from our 100-million name database, it provides in a **very powerful and unique advertising proposition** for clients, helping us maximize our revenue opportunity going forward.

Finally, on the corporate side during calendar 2014, we grew our dividend for the 21st-straight year, authorized another $100 million to our share repurchase program, and took advantage of the low interest rate environment to effectively fix $400 million of our debt at an average interest rate of 3 percent. All of these actions add to another year of very strong execution against our Total Shareholder Return strategy.

As we look to the future, we will continue to look for strategic acquisitions, partnerships and investment opportunities like these to expand our reach and create additional shareholder value.

We believe the combination of our audience reach, multi-platform expertise, strong advertising relationships and production efficiencies afford us a unique, compelling and strategic opportunity to continue consolidating in the fragmented media industry.

With that overview, I'll turn the discussion to Joe Ceryanec, our CFO, for the operating performance of our two major business groups. Given all of our portfolio additions, Joe will also provide you with a view of our increased financial expectations for the balance of fiscal 2015.

LOCAL MEDIA GROUP OPERATING DISCUSSION

Joe:

Thanks Steve, and good morning everybody. I'll start with a look at our Local Media Group results.

Fiscal 2015 second quarter revenues increased 50 percent to $157 million. Excluding special charges, operating profit grew nearly 65 percent to a second quarter record of $60 million, and our EBITDA margin was a very strong 44 percent.

Looking a little more closely at performance, the primary growth drivers were our newly acquired stations in St. Louis and Phoenix, along with strong performance from our existing stations in Phoenix, Hartford and Portland. In total, non-political advertising revenues were up more than 20 percent.

Backing out the contributions from our new stations, our core non-political advertising revenues were down mid-single digits, as is expected in a quarter that had such heavy demand for political advertising. That said, non-political advertising performance was approximately flat for the period following the election.

We recorded $29 million of political advertising revenues in our second quarter. Political spending was much more evenly spread out among our stations than we've seen in prior cycles, and was strongest in the Phoenix, St. Louis, Kansas City and Hartford markets. In the Phoenix market, with our new duopoly we captured nearly 40 percent of all political advertising dollars.

Other revenues and expenses both increased, due primarily to growth in retransmission revenues we get from our cable as well as satellite providers and higher programming fees paid to the networks.

As a reminder, we will have another round of renewals with most of our cable and satellite providers in fiscal 2016 and fiscal 2017, which is ahead of our next major network affiliation agreement renewals.

NATIONAL MEDIA GROUP OPERATING DISCUSSION

Now turning to look at our National Media Group, again excluding special charges we delivered 7 percent growth in operating profit and profit margins strengthened in the quarter. Our digital advertising and brand licensing activities set fiscal second quarter records and Meredith Xcelerated Marketing strengthened its performance considerably. We also demonstrated continued expense discipline, cutting costs 4 percent and improving margins by 120 basis points.

As you may recall, we transitioned *Ladies' Home Journal* to a newsstand-only title at the start of fiscal 2015, and that's reflected in our advertising and circulation results. Without *LHJ*, advertising revenues would have been up mid-single digits, and circulation revenues would have been down less than half of what we reported.

Looking more closely at fiscal second quarter performance compared to the prior-year period:

- Magazine advertising rates grew three percent from the prior year.

- Digital advertising grew nearly 45 percent, and accounted for nearly a third of total advertising revenues. Growth was led by performance at Allrecipes.com, along with the addition of Marthastewartliving.com in November.

- Brand licensing revenues grew in the low-single digits, helped by sales of the more than 3,000 Better Homes and Gardens-branded products that are available at 4,000 Walmart stores across the U.S. and on Walmart.com.

- Meredith Xcelerated Marketing delivered strong growth in operating profit. During the quarter we secured new assignments with Bob Evans and CVS Health.

OUTLOOK

Now, let's turn to our outlook.

Given the recent acquisitions we've added to our media portfolio, we now expect full year fiscal 2015 earnings per share before special items to range from $3.25 to $3.35. This new and higher range includes expected accretion of between $0.10 to $0.15 from the Martha Stewart media properties and the *Shape* brand to our National Media Group; and WALA in Mobile-Pensacola to our Local Media Group.

Looking more closely at the third quarter of fiscal 2015 compared to the prior-year:

- We expect total company revenues to be up high-single digits.

- We expect total Local Media Group revenues to be up 25 to 35 percent.

- We expect total National Media Group revenues to be up low-single digits.

We expect fiscal 2015 third quarter earnings per share to range from $0.66 to $0.71. And while we expect the *Shape* brand to be accretive to earnings per share for the full fiscal 2015, we do expect *Shape* to be $0.04 dilutive to earnings in the third fiscal quarter. This is due to the timing of certain expenses occurring before revenue generation. The first combined *Shape* magazine will go on sale in April, which is in our fiscal fourth quarter.

Now, I'll turn it back to Steve for a few closing remarks and Q&A.

CONCLUSION

Steve:

Thank you very much, Joe.

In conclusion, I am pleased with our strong start to fiscal 2015. As a reminder, we continue to aggressively pursue the following strategies:

- First, growing our existing businesses organically. This includes, of course, television, magazine, digital, licensing and our marketing services portfolio, Meredith Xcelerated Marketing.

- Second, successfully integrating our recently acquired businesses and continuing to pursue opportunities to add to both our National and our Local media group portfolios.

- Third, aggressively managing our costs; and

- Finally, continuing to execute our Total Shareholder Return Strategy, as highlighted by our ongoing dividend increases and corresponding very attractive yield; share repurchases; while pursuing accretive acquisitions to grow our already strong cash flow over time.

With that, we'd be happy to answer any questions you might have this morning.